UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(MARK ONE)
☐	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from October 1, 2008 to December 31, 2008

COMMISSION FILE NUMBER:  001-32169

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Atlas America, Inc.
Investment Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Atlas America, Inc.
Westpointe Corporate Center
1550 Coraopolis Heights Rd.
2nd Floor
Moon Township, PA  15108
(412) 262-2830

ATLAS AMERICA, INC.
INVESTMENT SAVINGS PLAN

I N D E X

Financial schedules not included are omitted because
of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
Atlas America, Inc. Investment Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Atlas America, Inc. Investment Savings Plan (the “Plan”) as of December 31, 2008 and September 30, 2008, and the related statement of changes in net assets available for benefits for the three months ended December 31, 2008.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and September 30, 2008, and the changes in net assets available for benefits for the three months ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of delinquent deposits of participant contributions and assets (held at end of year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

Cleveland, Ohio
June 29, 2009

ATLAS AMERICA, INC.
INVESTMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	September 30,
	2008	2008
ASSETS
Non-interest bearing cash	$—	$13,392,983
Investments, at fair value	20,095,626	15,404,966

Receivables:
Participant contributions	274,129	150,355
Employer contributions	165,294	114,483
Other	1,507	—
Total receivables	440,930	264,838

Total assets	$20,536,556	$29,062,787

NET ASSETS AVAILABLE FOR BENEFITS	$20,536,556	$29,062,787

See accompanying notes to financial statements.

ATLAS AMERICA, INC.
INVESTMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Three Months Ended December 31, 2008

Contributions:
Employer	$329,197
Participants	877,616
1,206,813
Investment income (loss):
Net depreciation in fair value of investments	(9,989,533)
Interest and dividend income	295,021
(9,694,512)

Benefits paid to participants	(37,932)
Plan expenses	(600)
NET (DECREASE)	(8,526,231)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of period	29,062,787
End of period	$20,536,556

See accompanying notes to financial statements.

ATLAS AMERICA, INC.
 INVESTMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008

NOTE 1 - DESCRIPTION OF PLAN

The following brief description of the Atlas America, Inc. Investment Savings Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan was formed on July 1, 2005 as a defined contribution plan covering all full-time employees of Atlas America, Inc. (the “Company” or “Plan Sponsor”) and its subsidiaries.  Employees become eligible to participate in the employee deferred portion of the Plan beginning on the first day of the month following their day of hire.  Employees with one year of service (1,000 hours) are eligible to receive Company matching and discretionary contributions.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Plan Provisions and Administration

Effective October 1, 2008, the Plan adopted the Merrill Lynch Prototype Defined Contribution Plan and Trust, and Merrill Lynch became the new trustee.  Prior to October 1, 2008, AST Capital Trust was the Plan trustee.  The Plan also implemented certain other changes that became effective October 1, 2008.  These changes include:

•	The Plan changed its year-end from September 30 to December 31.

•	Participants may elect to have all or any portion of their salary deferral contributions treated as Roth 401(k) contributions.

•	Participants may elect to change deferral percentages on a bi-weekly basis.

•	Additional Plan provisions were modified to conform to the Merrill Lynch prototype plan, none of which were material to the current Plan design or operations.

•
All participant investments in mutual funds, except for PIMCO Total Return A Fund, were liquidated on September 30, 2008 and automatically invested in alternative, but similar mutual funds available on the Merrill Lynch platform on October 1, 2008.

•	The Plan transferred in-kind shares of the PIMCO Total Return A Fund, the Company’s common stock and the Resource America, Inc. common stock to Merrill Lynch, as trustee.

ATLAS AMERICA, INC.
INVESTMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Atlas America, Inc. Common Stock Splits

The Company has issued additional shares to the Plan in several three-for-two common stock splits as listed below:

Date Declared	Date Issued	Additional Shares Issued

April 23, 2008	June 2, 2008	118,130
April 27, 2007	May 29, 2007	67,980
February 6, 2006	March 10, 2006	42,615

All disclosures of Atlas shares included in these financial statements are presented on a post-split basis.

Contributions

Participants may elect to defer up to 100% of their pretax annual compensation, as defined in the Plan Agreement and are subject to annual limitations under the Internal Revenue Code (“IRC”).  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  Participants may also make a rollover contribution from other qualified plans or rollover IRAs.  Participants direct the investment of their contributions and employer matching contributions into various investment options offered by the Plan.

Each participant who has completed one year of service is eligible for a matching contribution from the Company equal to 50% of the participant’s elective deferrals, up to a maximum elective deferral of 10% of compensation as determined on an annual basis, which is invested as directed by the participant.  Employer matching contributions for the three months ended December 31, 2008 included $87,297 in shares of the Company’s common stock.  In addition to matching contributions, the Company may make discretionary contributions as determined by the Company’s board of directors.  The Company did not make any discretionary contributions for the three months ended December 31, 2008.  Contributions are subject to certain IRC limitations.

Investments

The Plan’s investment options included mutual funds, collective trust funds, Atlas America, Inc. common stock and a money market account.  As a result of the June 30, 2005 spin-off of Atlas America, Inc. from Resource America, Inc. (“Resource”) (the former parent of the Company), the Plan received 111,500 shares of Resource (106,815 shares held at December 31, 2008).  The Plan does not permit participants to direct any portion of their existing account balance or current contributions to Resource common stock.  Furthermore, participants who choose to sell their Resource stock are not permitted to sell less than 100% of their holdings.

ATLAS AMERICA, INC.
  INVESTMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS − (Continued)

December 31, 2008

NOTE 1 – DESCRIPTION OF PLAN (Continued)

Participant Accounts

Each participant's account is credited with the participant’s contributions, rollover contributions, the Company’s matching contributions, an allocation of the Company’s discretionary contribution (if any), and actual investment earnings or losses. Company discretionary contributions are allocated based on a participant’s compensation as defined in the Plan document.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions, plus actual earnings thereon.  Vesting in the Company’s matching and discretionary contribution portions of their accounts is based on years of continuous service.  A participant vests at the rate of 20% per year and is 100% vested after five years of credited service.  Employer contributions are fully vested upon death of the participant.

Forfeitures

Forfeited amounts are available to reduce future employer contributions and to pay Plan expenses.  As of December 31, 2008 and September 30, 2008, accumulated forfeitures were $12,528 and $10,022, respectively. For the three months ended December 31, 2008, forfeited non-vested amounts totaled $1,827.  During the three months ended December 31, 2008, there were no employer contributions or administrative expenses paid from forfeited non-vested amounts.

Payment of Benefits

Participants generally receive the value of the vested interest in their account as a lump sum distribution upon reaching the normal retirement age of 65.  There are additional payment provisions for participants who work beyond normal retirement age or who terminate employment prior to reaching normal retirement age.

Participant Loans

The Plan allows participants to borrow from their fund accounts up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance.  Participants may elect a repayment term of up to 60 months with longer terms available when the loan is used for the purchase of a primary residence.  The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus 1% (ranging from 5% to 10%) at the time the loan is made.  At December 31, 2008 and September 30, 2008, participant loans outstanding were $503,399 and $479,379, respectively.  Principal and interest is paid ratably through bi-weekly payroll deductions or directly to the Plan.

ATLAS AMERICA, INC.
INVESTMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS − (Continued)

December 31, 2008

NOTE 1 – DESCRIPTION OF PLAN (Continued)

Investment Management Fees and Operating Expenses

Investment management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are reflected as a component of net appreciation (depreciation) in fair value of investments.

Administrative Expenses

The Company has the option, but not the obligation, to pay administrative expenses of the Plan.  During the three months ended December 31, 2008, the Company paid Plan administrative expenses totaling approximately $37,000.  In addition, certain administrative functions were performed by officers or employees of the Company.  No such officer or employee receives compensation from the Plan, nor is the Plan charged by the Company for these services.  Fees related to administration of a participant’s loan are deducted from the participant’s applicable account.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) as applied to defined contribution plans, and in accordance with the terms of the Plan document.  A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires the plan administrator to make estimates and assumptions that affect the reported amounts of plan assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported increases and decreases of plan assets during the reporting period.  Actual results could differ from those estimates.

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Valuation of Investments

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  On October 1, 2008, the Plan adopted Financial Accounting Standards Board (“FASB”) Statement No. 157, “Fair Value Measurements” (“SFAS No. 157”).  See Note 3 – Fair Value Measurements.

ATLAS AMERICA, INC.
INVESTMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS − (Continued)

December 31, 2008

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Recognition

Net appreciation (depreciation) in fair value of investments represents all realized and unrealized gains and losses on investments.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

NOTE 3 – FAIR VALUE MEASUREMENTS

SFAS No. 157 establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy under SFAS No. 157 are described as follows:

Level 1 –	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 –	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 –	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2008 and at September 30, 2008.

ATLAS AMERICA, INC.
INVESTMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS − (Continued)

December 31, 2008

NOTE 3 – FAIR VALUE MEASUREMENTS (Continued)

Money Market accounts:  Valued at a net asset value (“NAV”) of $1.00 per share held by the Plan at year-end.

Mutual funds:  Valued at the NAV of shares held by the Plan at year-end.

Common stocks:  Valued at the closing price reported on the active market on which the individual securities are traded.

Collective Trust Funds: Composed of three non-benefit responsive investment funds.  Investments in these collective trust funds are valued at the NAV of the units held by the Plan which are based on the quoted marked prices of the underlying securities of the funds.

Participant loans:  Valued at amortized cost, which approximates fair value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2008.

	Investments at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Money market accounts	$1,558,325	$—	$—	$1,558,325
Mutual funds	10,700,815	—	—	10,700,815
Common stocks	6,231,633	—	—	6,231,633
Collective trust funds	—	1,101,454	—	1,101,454
Participant loans	—	—	503,399	503,399
Total investments at fair value	$18,490,773	$1,101,454	$503,399	$20,096,076

The following table sets forth a summary of changes in the fair value of the Plan’s level 3 investments for the three months ended December 31, 2008.

Participant
Loans
Balance as of October 1, 2008	$479,379
Issuances, repayments, and settlements (net)	24,020
Balance as of December 31, 2008	$503,399

ATLAS AMERICA, INC.
INVESTMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS − (Continued)

December 31, 2008

NOTE 4 – INVESTMENTS

The fair values of individual investments that represent 5% or more of the Plan’s net assets available for benefits at either December 31, 2008 or September 30, 2008 were as follows:

	December 31,	September 30,
	2008	2008
Retirement Reserves Money Fund	$1,558,325	$—
Merrill Lynch Equity Index Trust II	$1,097,154	$—
Mainstay Large Cap Growth Fund A	$2,318,388	$—
Eaton Vance Large Cap Value Fund A	$1,338,486	$—
Hartford Capital CL R4	$1,890,461	$—
PIMCO Total Return A Fund	$1,483,148	$1,104,700
Atlas America, Inc. – 390,867 and 375,866 common shares	$5,804,374	$12,820,777

Net Depreciation in Fair Value of Investments

During the three months ended December 31, 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the period) depreciated in fair value as follows:

Common Stocks:
Atlas America, Inc.	$7,274,347
Resource America, Inc.	579,086
7,853,433
Mutual funds	1,900,563
Collective trust funds	235,537
$9,989,533

NOTE 5 – PARTY-IN-INTEREST TRANSACTIONS

Certain Plan assets are invested in shares of common stock of Atlas America, Inc., the Plan Sponsor.  The Plan held 390,867 and 375,867 shares of Atlas America, Inc. common stock at December 31, 2008 and September 30, 2008, respectively.  During the three months ended December 31, 2008, Atlas America, Inc. common stock depreciated in value by $7,274,347.  Also, as a result of the Company’s spin-off from Resource, the Plan held 106,815 and 105,275 shares of Resource America, Inc. common stock at December 31, 2008 and September 30, 2008, respectively.  During the three months ended December 31, 2008, the Resource America, Inc. common stock depreciated in value by $579,086.  See Note 8 – Risks and Uncertainties.  Certain administrative functions are performed by officers or employees of the Company.  No such officer or employee receives compensation from the Plan.  If applicable, the Company plans to pay lost earnings and any applicable excise tax related to the delinquent participant contributions.  See Note 9 – Prohibited Transactions.

ATLAS AMERICA, INC.
INVESTMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS − (Continued)

December 31, 2008

NOTE 6 – TAX STATUS

The Internal Revenue Service (“IRS”) has issued an opinion letter dated March 31, 2008 stating that the prototype plan used by the Plan was designed in accordance with applicable sections of the Internal Revenue Code (“IRC”).  The Plan administrator believes that the Plan is designed and being operated in compliance with the applicable provisions of the IRC.

NOTE 7 – PLAN TERMINATION

The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100% vested in their employer contributions.

NOTE 8 – RISKS AND UNCERTAINTIES

The Plan provides for various investment options in common stock, mutual funds, collective trust funds and money market funds.  The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such investments.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk.  During the three months ended December 31, 2008, net depreciation in fair value of investments totaled $9,989,533 due, in part, to a significant amount of market volatility that was, in part, a result of a general decline in global economic conditions.  See Note 4 – Investments.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.  As of December 31, 2008, 28% of the Plan’s assets were invested in the common stock of Atlas America, Inc., a decrease of 16% from 44% at September 30, 2008.  At December 31, 2008, 2% of the Plan’s assets were invested in the common stock of Resource America, Inc., a decrease of 1% from 3% at September 30, 2008.  At June 22, 2009, the quoted market price of Atlas America, Inc. common stock and Resource America, Inc. common stock was $15.75 and $5.50, respectively.

NOTE 9 – PROHIBITED TRANSACTIONS

During the three months ended December 31, 2008, the Plan Sponsor failed to make deposits of approximately $607,000 of participant contributions within the timeframe required by the United States Department of Labor (“DOL”).  The DOL considers late deposits to be prohibited transactions.  The general rule for deposits of 401(k) withholding requires that the employer remit withheld employee 401(k) deferrals to the plan as of the earliest date on which such amounts can reasonably be segregated from the employer’s general assets, but in no event later than fifteen business days after the end of the month in which the contributions were withheld.  Management believes that assets can reasonably be segregated within 20 calendar days.  Therefore, any amount remitted after such number of days is considered late.  The Plan Sponsor made deposits ranging from 1 to 222 days after the date on which the contributions were due, and intends to file a Form 5330 and pay any applicable excise tax.  The excise tax payments will be made from the Plan Sponsor’s assets and not from the assets of the Plan.  In addition, participant accounts will be credited with the amount of investment income which would have been earned had the participant contributions been remitted within the required DOL timeframe.

ATLAS AMERICA, INC.
INVESTMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS − (Continued)

December 31, 2008

NOTE 10 – UNREGISTERED SHARES OF ATLAS AMERICA, INC. COMMON STOCK

In connection with the transfer effective on October 1, 2008 to Merrill Lynch as the Plan’s new trustee, the Company discovered that it had inadvertently failed to file with the Securities and Exchange Commission, a registration statement on Form S-8 relating to Atlas America, Inc. common stock issued through the Plan.

During the plan years ended September 30, 2005 through 2008, the Plan permitted participants to elect to invest all or a portion of their employee and employer matching contributions and account balances in Atlas America, Inc. common stock. Since the Company should have filed a Form S-8 to register share transactions in the Plan since 2005, the Company may be deemed to have inadvertently failed to register transactions in the Plan relating to up to approximately 107,630 pre-split shares (159,617 post-split shares) (the “Shares”).  On November 26, 2008, the Company filed a registration statement on Form S-8 to register shares for future issuance in connection with the Plan. Nonetheless, the Company may be subject to civil and other penalties by regulatory authorities as a result of the failure to register these transactions.

The failure to file the registration statement noted above was inadvertent, and as such, the Company has always treated the Atlas America, Inc. shares issued and held under the Plan as outstanding for financial reporting purposes. Consequently, these unregistered shares do not represent any additional dilution. The Company believes that historically it has always provided the employee-participants in the Plan with the same information they would have received had the registration statement been filed.  The Company remains contingently liable related to any recision rights of the original purchasers of the Shares.   There has been no recision of the shares by any of the original purchasers as of June 29, 2009.

ATLAS AMERICA, INC.
INVESTMENT SAVINGS PLAN

SCHEDULE H, LINE 4a –
SCHEDULE OF DELINQUENT DEPOSITS OF PARTICIPANT CONTRIBUTIONS

For the three months ended December 31, 2008

Employer Identification Number 51-0404430
Plan Number: 001

Participant contributions (including loan repayments of $33,646) for the current three months ended December 31, 2008 not deposited into the Plan within the time period described in 29CFR 2510.3-102	$606,556

Amount fully corrected under Department of Labor’s Voluntary Fiduciary Correction Program (VFC Program) and PTE 2002-51	—

Delinquent deposits of current participant contributions and loan repayments constituting prohibited transactions	606,556

Delinquent deposits of prior year participant contributions not fully corrected (1)	6,836

Total delinquent deposits of participant contributions and loan repayments constituting prohibited transactions	$613,392
_____________
(1)
The Plan sponsor remitted the participant contributions and loan repayments during the plan year ended September 30, 2008; however, any lost earnings had not been remitted as of December 31, 2008, and thus the delinquent deposits have not been fully corrected.

SUPPLEMENTAL SCHEDULE

ATLAS AMERICA, INC.
INVESTMENT SAVINGS PLAN

SCHEDULE H, LINE 4i −
SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2008

Employer Identification Number:  51-0404430
Plan Number:  001

(a)	(b)	(c)	(e)
		Description of Investment,
		Including Maturity Date,
	Identity of Issue, Borrower,	Rate of Interest, Collateral,
	Lessor or Similar Party	Par or Maturity Value	Current Value
*	Atlas America, Inc. (Nasdaq: ATLS)	Common Stock, 390,867 Shares	$5,804,374
*	Resource America, Inc. (Nasdaq: REXI)	Common Stock, 106,815 Shares	427,259
	PIMCO Total Return A Fund	Mutual Fund	1,483,148
*	Merrill Lynch Retirement Reserves Money Fund	Money Market	1,558,325
*	Merrill Lynch Equity Index Trust II	Collective Trust	1,097,154
*	Merrill Lynch Mid Cap Index Trust	Collective Trust	1,143
	NTGI QM CT Agg Bond Index Tier Q	Collective Trust	3,157
	Aberdeen Developing Markets A	Mutual Fund	3,320
	Aim Real Estate Fund CI A	Mutual Fund	8,771
	Alliance Bernstein Int Growth A	Mutual Fund	28,703
	Allianz NFJ Small Cap Value CI A	Mutual Fund	923,676
	American Cap World Growth & Income R3	Mutual Fund	885,870
	American Cent Gov Bd Fund Avd CI	Mutual Fund	589,450
	American Cent Vista Fd Adv CI	Mutual Fund	725,202
*	Blackrock Global Growth A	Mutual Fund	5,573
*	Blackrock HL SC Opp A Fund	Mutual Fund	20,280
	Columbia Mid Cap Value Fund A	Mutual Fund	19,098
	Columbia US Treasury CI A	Mutual Fund	9,537
	Davis Series Financial Fund CI A	Mutual Fund	282
	Eaton Vance Large Cap Value Fund A	Mutual Fund	1,338,486
	Hartford Capital CL R4	Mutual Fund	1,890,461
	Jennison Natural Resources Fund	Mutual Fund	10,282
	Loomis Sayles Invt Grade A	Mutual Fund	11,268
	Mainstay Large Cap Growth Fund A	Mutual Fund	2,318,388
	MFS Utilities Fund CI A	Mutual Fund	4,754
	Seligman Comm & Info Fund CI A	Mutual Fund	218
	Sentinel Small Company Fund A	Mutual Fund	3,473
	Thornburg International	Mutual Fund	650
	Van Kampen Mid Cap Growth Fund A	Mutual Fund	310
	Van Kampen Small Cap Growth A	Mutual Fund	377,664
	Van Kampen Small Cap Value Fund	Mutual Fund	10,021
	Victory Diversified Stock Fund	Mutual Fund	14,770
	Victory Established	Mutual Fund	17,160
*	Participants’ loans	5% - 10%	503,399
			$20,095,626

_____________
*	Represents a party-in-interest

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ATLAS AMERICA, INC. INVESTMENT SAVINGS PLAN

Date: June 29, 2009	By:	/s/ Robin D. Harris
Robin D. Harris
Plan Administrator